Mail Stop 4561

March 17, 2008

Mr. Kevin Kyser
Executive Vice President and Chief Financial Officer
Affiliated Computer Services, Inc.
2828 North Haskell
Dallas, TX 75204

Re: **Affiliated Computer Services, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2007
      Filed August 29, 2007
      Form 10-K/A for the Fiscal Year Ended June 30, 2007
      Filed October 19, 2007
      File No. 1-12665

Dear Mr. Rexford:

      We have reviewed your response to our letter dated January 31, 2008 in
connection with the above referenced filings and have the following comments. If
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may
raise additional comments. Unless otherwise noted, where prior comments are referred to
they refer to our letter dated January 31, 2008.

Form 10-K for the Fiscal Year Ended June 30, 2007

Certifications, Exhibits 31.1 and 31.2

1.   Certifications submitted pursuant to Item 601(b)(31) of Regulation S-K must
      follow the exact language of the regulation. In future filings please ensure that
      the title of the certifying officer is eliminated from the opening line of each
      certification.

Form 10-K/A for the Fiscal Year Ended June 30, 2007

Executive Compensation

Certain Relationships and Related Transactions, page 35

2.   We note your response to comment number three. Please revise your disclosure to distinguish between procedures undertaken by you and your board of directors in discharging your disclosure obligations from those undertaken in connection with your corporate governance and ethical obligations.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to LaTonya Reynolds, Attorney, at (202) 551-3535, or me, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director